January 31, 2025

Francisco X. Gonzalez
Chief Financial Officer
Sky Harbour Group Corp
136 Tower Road, Suite 205
Westchester County Airport
White Plains, NY 10604

       Re: Sky Harbour Group Corp
           Registration Statement on Form S-3
           Filed January 27, 2025
           File No. 333-284529
Dear Francisco X. Gonzalez:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   John Hensley, Esq.